UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Platform Specialty Products Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72766Q 105 (Common Stock)

(CUSIP Number)

Mariposa Acquisition, LLC

500 South Pointe Drive, Suite 240

Miami Beach, Florida 33139

Attn: Martin E. Franklin

(786) 482-6333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 14,690,546*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 14,690,546*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,690,546*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,447,436*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,447,436*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,447,436*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MEF Holdings, LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,509,987*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,509,987*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,509,987*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	See Item 5.

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mariposa Acquisition, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,509,987*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,509,987*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,509,987*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

Item 1.	Security and Issuer.

This Amendment No. 6 (this “Amendment”) amends the Statement on Schedule 13D, filed with the Commission on January 27, 2014 (as amended by Amendment No. 1, filed on March 14, 2014, Amendment No. 2, filed on October 7, 2014, Amendment No. 3 filed on January 2, 2015, Amendment No. 4 filed on March 20, 2015 and Amendment No. 5 filed on September 16, 2016, the “Statement”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Platform Specialty Products Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1450 Centrepark Blvd, Suite 210, West Palm Beach, Florida 33401. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement.

Item 2.	Identity and Background.

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

(a)	This Statement is being jointly filed by Martin E. Franklin (“Franklin”), the Martin E. Franklin Revocable Trust (the “Trust”), MEF Holdings, LLLP, a Delaware limited liability limited partnership (“Holdings”), and Mariposa Acquisition, LLC, a Delaware limited liability company (“Mariposa” and together with Franklin, the Trust and Holdings, collectively referred to as the “Reporting Persons”), pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended. Mariposa is a private investment vehicle of Franklin, who is the sole managing member of Mariposa. The general partner of Holdings is MEF Holdings, LLC, a Delaware limited liability company that is wholly owned by the Trust. Franklin is the sole settlor and the trustee of the Trust.

(b)	The business address of each of the Reporting Persons is 500 South Pointe Drive, Suite 240, Miami Beach, Florida 33139.

(c)	The present principal business of each of Mariposa and Holdings is that of a private investment fund, engaged in the purchase and sale of securities for investment for its own account. The present principal business of the Trust is managing and holding investments for the benefit of the trust beneficiaries. Franklin directs the voting and investment activities of Mariposa, the Trust, Holdings and other affiliated private investment vehicles.

(d)	None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mariposa and Holdings are organized under the laws of the State of Delaware. The Trust is organized under the laws of the State of Florida. Franklin is a citizen of the United Kingdom.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) - (c) of Item 5 of the Statement are hereby amended and restated in their entirety as follows:

(a) - (b)	As of the date hereof, Franklin and the Trust have shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, an aggregate of 14,690,546 and 14,447,436 shares of Common Stock (and shares convertible into Common Stock within 60 days), respectively. Holdings and Mariposa have shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, an aggregate of 11,509,987 shares of Common Stock (and shares convertible into Common Stock within 60 days). These amounts consist of (i) 2,937,449 shares held directly by the Trust, (ii) 243,110 shares of Common Stock held indirectly by Franklin through RSMA LLC, (iii) 10,449,987 shares of Common Stock held directly by Mariposa, and (iv) 1,060,000 shares of Series A Preferred Stock held directly by Mariposa that are convertible at any time at the option of the holder into the same number of shares of Common Stock. In the aggregate, such 14,690,546, 14,447,436 and 11,509,987 shares of Common Stock represent approximately 5.1%, 5.0% and 4.0%, respectively, of all outstanding shares of Common Stock (calculated based on 287,097,154 shares of Common Stock outstanding as of October 27, 2017 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2017) and assuming the conversion of the Reporting Persons’ shares of Series A Preferred Stock, but without including any conversion of shares of Series A Preferred Stock held by any other person). Franklin may be deemed to beneficially own 61.32% of Mariposa through the Trust’s ownership of the general partner of Holdings, representing 6,407,932 shares of Common Stock and 649,992 shares of Series A Preferred Stock.

(c)	On December 14, 2017, the Trust purchased 164,467 shares of Common Stock on the open market at a weighted average price per share of $9.57 (with prices ranging from $9.49 to $9.69, inclusive).

On December 15, 2017, the Trust purchased 200,000 shares of Common Stock on the open market at a weighted average price per share of $9.60 (with prices ranging from $9.49 to $9.66, inclusive).

On December 18, 2017, the Trust purchased 135,533 shares of Common Stock on the open market at a weighted average price per share of $9.84 (with prices ranging from $9.71 to $9.90, inclusive).

The Reporting Persons undertake to provide to the staff of the Commission, upon request, full information regarding the number of shares purchased at each separate price. No other transactions were effected by the Reporting Persons in the past 60 days.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A — Joint Filing Agreement among the Reporting Persons, dated December 19, 2017.

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2017	MARIPOSA ACQUISITION, LLC

	By:	/s/ Desiree DeStefano
	Name:	Desiree DeStefano
	Title:	President

MARTIN E. FRANKLIN REVOCABLE TRUST

	By:	/s/ Martin E. Franklin
Martin E. Franklin, as settlor and trustee of the Martin E. Franklin Revocable Trust

MEF HOLDINGS, LLLP

	By:	MEF Holdings, LLC
	Its:	General Partner

	By:	Mariposa Capital, LLC
	Its:	Manager

	By:	/s/ Desiree DeStefano
	Name:	Desiree DeStefano
	Title:	Chief Financial Officer

/s/ Martin E. Franklin
Martin E. Franklin